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                                                             EXHIBIT 4.(a)(xxix)


This is to confirm that the following Parties have come to this AGREEMENT:

Madge.web N.V., Madge Networks N.V. and Volendam Investeringen N.V. ("Volandam") have come to this Agreement under the following terms:

     o That the terms of the agreement signed on September 28, 2001 ("First Agreement") are superseded by the terms of this Agreement and that the payment schedule and proposal as set out in the First Agreement will be adjusted and amended as follows:

     o As the remaining debt that Madge.web N.V owes Volendam is US$260,014.63, the Parties have agreed to extend the payment schedule so that Madge.web N.V will pay US$26,001.46 at the end of each month for the next 10 months starting May 31, 2002.

     o Interest on the outstanding debt shall remain at 2.0% above one month LIBOR calculated from January 26, 2001 until final settlement of the debt occurs, such interest to be payable in the final instalment.

     o Madge Networks N.V will continue to guarantee the debt and interest due from Madge.web N.V as per the above 3 points.

     o This will be in full and final settlement of all monies due from Madge Networks N.V. or any part of the Madge Networks group (including Madge.web) to Volendam.


Thus signed on May 21, 2002 by:



/s/ Christopher Semprini                    /s/ Hans Fraats & Karel Romer
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Madge.web N.V.                              Volendam Investeringen N.V.



/s/ Martin Malina
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Madge Networks N.V.